UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of      November                    , 2004.

Commission File Number

Western Silver Corporation

(Translation of registrant’s name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)
Date: November 26, 2004	By:	/s/ Lawrence Page
(Signature)*
Lawrence Page, Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements for the three and nine months ended June 30, 2004 and 2003	F-2

Audited Consolidated Financial Statements for the years ended September 30, 2003, 2002 and 2001	F-19

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements
June 30, 2004
(Unaudited)

Western Silver Corporation
(an exploration stage company)
Consolidated Balance Sheets
As at June 30, 2004 and September 30, 2003 (unaudited)

(expressed in Canadian dollars)

	June 30,	September 30,
	2004	2003
	$	$

Assets
Current assets
Cash and cash equivalents	14,795,221	2,744,038
Accounts receivable and prepaid expense	593,733	194,198

	15,388,954	2,938,236
Long-term investment	267,092	267,092
Plant, property and equipment — net of accumulated depreciation of $44,828 (2003 — $43,613)	47,254	1,839
Mineral properties and related deferred costs (note 2)	44,458,470	39,447,235

	60,161,770	42,654,402

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,325,184	871,567

Shareholders’ Equity
Capital stock (note 3)	77,397,199	59,064,015
Authorized
100,000,000 common shares
Issued and outstanding
40,783,581 (2003 — 35,184,081)
Value assigned to stock options and warrants (note 3)	3,292,821	269,257
Deficit	(21,853,434)	(17,550,437)

	58,836,586	41,782,835

	60,161,770	42,654,402

Basis of presentation (note 1)
Approved by the Board of Directors

“Dale Corman”	Director	“Robert Gayton”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the three and nine months ended June 30, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

					Cumulative
	Three Months Ended June 30,		Nine Months Ended June 30,		During Exploration
	2004 $	2003 $	2004 $	2003 $	Stage $
General exploration expenditures	2,949	15,928	14,871	20,005	9,692,810

Administrative expenses
Accounting and legal	33,188	16,214	164,432	144,782	1,321,095
Capital taxes	—	9,551	—	9,551	58,135
Consulting	82,976	91,009	316,104	295,431	2,511,904
Depreciation	945	135	1,215	406	44,829
Filing and transfer fees	22,832	13,980	166,448	155,689	906,495
Foreign exchange	(12,259)	8,914	22,924	24,750	110,901
Miscellaneous	316	1,337	1,300	14,354	221,015
Office and administration	140,240	54,852	319,127	181,513	1,772,933
Promotion and travel	145,860	95,747	443,048	246,884	1,822,671
Stock based compensation	1,127,725	42,175	3,029,038	42,175	3,298,295

	1,541,823	333,914	4,463,636	1,115,535	12,068,273

Loss before other income	(1,544,772)	(349,842)	(4,478,507)	1,135,540	(21,761,083)

Other income
Interest income	66,016	18,796	175,510	57,362	582,448

Loss for the period	(1,478,756)	(331,046)	(4,302,997)	(1,078,178)	(21,178,635)

Deficit — Beginning of period	(20,374,678)	(16,457,588)	(17,550,437)	(15,710,456)	—
Interest and foreign exchange on convertible loan	—	—	—	—	(674,799)

Deficit — End of period	(21,853,434)	(16,788,634)	(21,853,434)	(16,788,634)	(21,853,434)

Basic and diluted loss per common share	(0.04)	(0.01)	(0.11)	(0.03)	—

Weighted average number of common shares outstanding	40,615,202	33,763,602	38,542,455	32,575,435	—

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Cash Flows
For the three and nine months ended June 30, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended June 30,		Nine Months Ended June 30,		Cumulative During
					Exploration
	2004 $	2003 $	2004 $	2003 $	Stage $
Cash flows provided by (used in)
Operating activities
Loss for the period	(1,478,756)	(331,046)	(4,302,997)	(1,078,178)	(21,178,635)
Items not affecting cash
Write-off (recovery) of mineral properties	—	—	—	—	9,141,685
Gain of sale of mineral properties	—	—	—	—	(396,969)
Equity in loss of associated company	—	—	—	—	181,812
Depreciation	945	135	1,215	406	44,829
Stock-based compensation	1,127,725	42,175	3,029,038	42,175	3,298,295
(gain) loss on sale of securities	—	—	—	—	248,977

	(350,086)	(288,736)	(1,272,744)	(1,035,597)	(8,660,006)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(368,382)	(47,715)	(399,535)	(222,561)	(593,733)
Accounts payable and accrued liabilities	(36,993)	(123,381)	15,381	(263,780)	195,330

	(755,461)	(459,832)	(1,656,898)	(1,521,938)	(9,058,409)
Financing activities
Shares issued for cash — net of issue costs	1,219,810	1,392,499	18,327,710	5,266,838	57,590,676
Special warrants — net	—	—	—	—	1,586,591

	1,219,810	1,392,499	18,327,710	5,266,838	59,177,267
Investing activities
Long-term investments	—	—	—	—	(97,800)
Repayment of debt	—	—	—	—	(1,428,879)
Mineral properties	(1,745,157)	(1,997,448)	(5,011,235)	(3,850,874)	(42,032,788)
Proceeds on sale of mineral properties	—	—	—	—	1,411,285
Proceeds on sale of long-term investments	—	—	—	—	1,883,644
Accounts payable and accrued liabilities	285,088	—	438,236	—	1,129,854
Property, plant and equipment	(14,380)	—	(46,630)	—	(92,083)
Issuance of debt	—	—	—	—	3,903,130
Exploration commitments	—	(49,832)	—	(178,313)	—
Restricted cash and securities	—	49,832	—	178,313	—

	(1,474,449)	(1,997,448)	(4,619,629)	(3,850,874)	(35,323,637)

Increase (decrease) in cash and cash equivalents	(1,010,100)	(1,064,781)	12,051,183	(105,974)	14,795,221

Cash and cash equivalents — Beginning of period	15,805,321	5,078,611	2,744,038	4,119,804	—

Cash and cash equivalents — End of period	14,795,221	4,013,830	14,795,221	4,013,830	14,795,221

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Cash Flows
For the three and nine months ended June 30, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended June 30,		Nine Months Ended June 30,		Cumulative During
					Exploration
	2004 $	2003 $	2004 $	2003 $	Stage $
Supplemental cash flow information
Non-cash financing and investing activities
Mineral properties acquisitions for non cash consideration	—	—	—	—	(12,581,683)
Share issuances for non cash consideration and debt repayment	—	—	—	—	19,801,049
Investments acquired for non cash	—	—	—	—	(2,483,725)
Foreign exchange and interest on convertible loan charged directly to deficit	—	—	—	—	(674,799)

	—	—	—	—	4,060,842

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
For the nine months ended June 30, 2004 and the year ended September 30, 2003 (unaudited)

(expressed in Canadian dollars)

	Common shares			Value
				assigned to	Total
			Cumulative	stock options	shareholders’
	Number of shares	Amount $	deficit $	and warrants $	equity $
Balance — September 30, 2002	30,984,048	51,460,577	(15,710,456)	—	35,750,121
During the nine months ended June 30, 2003
Issue of shares
Exercise of warrants	2,078,417	2,915,838	—	—	2,915,838
Exercise of stock options	1,226,000	2,351,000	—	—	2,351,000
Options granted	—	—	—	42,175	42,175
Loss for the year	—	—	(1,078,178)	—	(1,078,178)

Balance — June 30, 2003	34,288,465	56,727,415	(16,788,634)	42,175	39,980,956

During the three months ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	—	—	1,384,000
Exercise of warrants	225,000	451,798	—	—	451,798
Exercise of stock options	255,000	500,802	—	—	500,802
Options granted to consultants	—	—	—	227,082	227,082
Loss for the year	—	—	(761,803)	—	(761,803)

Balance — September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

During the nine months ended June 30, 2004
Issue of shares
Private placements	2,400,000	11,570,950	—	—	11,570,950
Exercise of warrants	1,842,500	4,051,600	—	—	4,051,600
Exercise of stock options	1,357,000	2,705,160	—	—	2,705,160
Options granted/vested	—	—	—	3,029,038	3,029,038
Warrants granted	—	(302,020)	—	302,020	—
Transfer of value on exercise of warrants	—	125,842	—	(125,842)	—
Transfer of value on exercise of stock options	—	181,652	—	(181,652)	—
Loss for the period	—	—	(4,302,997)	—	(4,302,997)

Balance — June 30, 2004	40,783,581	77,397,199	(21,853,434)	3,292,821	58,836,586

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

1	Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company, except as described in note 3(c).

2	Significant accounting policies

Investments

Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

3	Mineral properties and related deferred costs

		Costs	Disposition/		Costs
	Total costs to	incurred	write-offs	Total costs to	incurred	Total costs to
	September 30,	during	during	September 30,	during	June 30,
	2002 $	2003 $	2003 $	2003 $	current period $	2004 $
Mexico
Peñasquito
Acquisition	12,630,766	1,241,246	—	13,872,012	112,002	13,984,014
Exploration	3,586,580	3,120,618	—	6,707,198	3,657,877	10,365,075
Feasibility studies	—	323,702	—	323,702	1,020,522	1,344,224

	16,217,346	4,685,566	—	20,902,912	4,790,401	25,693,313

El Salvador
Acquisition	1,889,672	—	—	1,889,672	—	1,889,672
Exploration
El Salvador	2,424,236	—	—	2,424,236	39	2,424,275
San Nicolas	3,994,525	317,570	—	4,312,095	127,850	4,439,945
Tamara	1,849,259	—	—	1,849,259	—	1,849,259
Ramos	1,823,944	444,229	—	2,268,173	19,459	2,287,632

	11,981,636	761,799	—	12,743,435	147,348	12,890,783

San Jeronimo
Acquisition	633,795	7,959	—	641,754	—	641,754
Exploration	1,002,571	56,918	—	1,059,489	24,646	1,084,135

	1,636,366	64,877	—	1,701,243	24,646	1,725,889

Almoloya
Acquisition	—	25,443	—	25,443	43,393	68,836
Exploration	3,859	36,161	—	40,020	2,132	42,152

	3,859	61,604	—	65,463	45,525	110,988

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

		Costs	Disposition/		Costs
	Total costs to	incurred	write-offs	Total costs to	incurred	Total costs to
	September 30,	during	during	September 30,	during	June 30,
	2002 $	2003 $	2003 $	2003 $	current period $	2004 $
El Pirul
Acquisition	11,067	6,300	(17,367)	—	—	—
Exploration	118,792	156,772	(275,564)	—	—	—

	129,859	163,072	(292,931)	—	—	—

Naranjo
Exploration	16,643	19,929	(36,572)	—	—	—

Bacanora
Acquisition	—	3,555	—	3,555	3,315	6,870
Exploration	—	30,627	—	30,627	—	30,627

	—	34,182	—	34,182	3,315	37,497

Canada
Carmacks
Acquisition	4,000,000	—	—	4,000,000	—	4,000,000

	33,985,709	5,791,029	(329,503)	39,447,235	5,011,235	44,458,470

4	Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number	Amount
	of shares	$
Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,570,950
Pursuant to the exercise of share purchase warrants	1,842,500	4,051,600
Pursuant to the exercise of stock options	1,357,000	2,705,160
Warrants issued	—	(302,020)
Transfer of value on exercise of stock options and warrants	—	307,494

Balance at June 30, 2004	40,783,581	77,397,199

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

a)	The following summarizes the issuance of capital stock during the nine months ended June 30, 2004:

•	The company received $4,051,600 from the exercise of 1,842,500 share purchase warrants at exercise prices ranging from $1.00 to $5.78 per share purchase warrant.

•	The company received $2,705,160 from the exercise of 1,357,000 share purchase stock options at exercise prices ranging from $1.00 to $4.60 per share purchase stock option.

•	On December 16, 2003 the company received net proceeds of $11,570,950 from the issuance of 2,400,000 shares through a private placement at $5.15 per share.

b)	Share purchase warrants

A summary of the company’s warrants outstanding at June 30, 2004 and September 2003 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
		average		average
		exercise		exercise
	June 30, 2004	price $	September 30, 2003	price $
Balance outstanding — Beginning of period	2,070,000	2.31	4,350,340	1.80
Issued	240,000	5.78	23,077	0.80
Exercised	(1,842,500)	2.20	(2,303,417)	1.43

Balance outstanding and exercisable — End of period	467,500	4.53	2,070,000	2.31

Share purchase warrants outstanding and exercisable at June 30, 2004 are as follows:

	Warrants
	outstanding and
	exercisable at	Average remaining
Exercise price	June 30,	contractual life
	$2004	(years)
4.00	327,500	0.05
5.78	140,000	0.46

	467,500	0.17

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

c)	Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. The directors may grant stock options up to a maximum term of 5 years. As at June 30, 2004, 2,823,500 options were outstanding and an additional 192,500 options were available for granting under the plans.

A summary of the company’s options outstanding at June 30, 2004 and September 30, 2003 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
		average		average
		exercise		exercise
	June 30, 2004	price $	September 30, 2003	price $
Balance outstanding — Beginning of period	3,205,500	1.92	4,111,500	1.68
Granted	975,000	8.47	575,000	3.64
Exercised	(1,357,000)	1.99	(1,481,000)	1.93

Balance outstanding — End of period	2,823,500	4.14	3,205,500	1.92

Stock options outstanding and exercisable at June 30, 2004 are as follows:

	Options
	outstanding at	Average remaining
Exercise price	June 30,	contractual life
	$2004	(years)
1.00 — 1.50	1,075,500	2.68
2.00 — 3.28	583,000	1.94
4.21 — 9.54	1,165,000	4.55

	2,823,500	3.30

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement, as the stock options become vested. During the period ended June 30, 2004, the fair value of options granted which became vested was $3,029,038, which was charged to the income statement.

Value assigned to stock options	June 30, 2004 $	September 30, 2003 $
Balance — beginning of period	269,257	—

Options granted to consultants	—	269,257
Options granted/vested	3,029,038	—
Transfer to capital stock on exercise of stock options	(181,652)	—

Balance — end of period	3,116,643	269,257

During the period ended June 30, 2003, the fair value of options granted which became vested was $358,877. The total amount was disclosed as pro-forma information only, and was not charged to the income statement.

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model. The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	—
Expected stock price volatility	70%
Expected option life in years	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

5	Contract commitments

During the period ended June 30, 2004, the Company entered into a formal agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. The total amount of payments due during the term of the agreement is $290,302, of which $96,767 is due during the first year, and the remaining $193,535 is due between year one and June 29, 2007.

6	Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the nine month period ended June 30, 2004 and the year ended September 30, 2003 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic location are as follows:

	June 30,	June 30,
	2004 $	2003 $
Canada	4,314,346	4,269,066
Mexico	40,458,470	34,262,991

	44,772,816	38,532,057

7	Shareholder rights plan

On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

8	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)	Consolidated balance sheets

	June 30,	September 30,
	2004 $	2003 $
Long-term investment — under Canadian GAAP	267,092	267,092
Unrealized gain (loss)	399,723	85,046

Long-term investment — under U.S. GAAP	666,815	352,138

Mineral properties — under Canadian GAAP	44,458,470	39,447,235
Cumulative exploration expenditures written off under U.S. GAAP	(37,676,962)	(32,777,729)

Mineral properties — under U.S. GAAP	6,781,508	6,669,506

Shareholders’ equity — under Canadian GAAP	58,836,586	41,782,835
Measurement differences
Deficit — under Canadian GAAP	21,853,434	17,550,437
Deficit — under U.S. GAAP	(58,730,950)	(50,158,074)
Accumulated other comprehensive loss (gain)	(399,723)	(85,046)

Shareholders’ equity — under U.S. GAAP	21,559,347	9,090,152

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

b)	Consolidated statements of loss and deficit

	Three months ended June 30,		Nine months ended June 30,		Cumulative During
	2004 $	2003 $	2004 $	2003 $	Exploration Stage $
Net loss — under Canadian GAAP	1,478,756	331,046	4,302,997	1,078,178	21,178,635
Exploration expenditures	1,738,313	1,363,220	4,899,233	3,120,902	46,818,647
Interest and foreign exchange on convertible loan	—	—	—	—	674,799
Exploration expenditures written off that would have been expensed	—	—	—	—	(9,141,685)

Net loss — under U.S. GAAP	3,217,069	1,694,266	9,202,230	4,199,080	59,530,396

Unrealized loss on available-for-sale securities	(19,847)	82,415	(314,677)	(52,446)	(399,723)

	3,197,222	1,776,681	8,887,553	4,146,634	59,130,673

Deficit — under U.S. GAAP — Beginning of period	56,313,327	47,022,195	50,328,166	44,517,381
Net loss — under U.S. GAAP	3,217,069	1,694,266	9,202,230	4,199,080

Deficit — under U.S. GAAP — End of period	59,530,396	48,716,461	59,530,396	48,716,461

Accumulated other comprehensive loss (gain)
Beginning of period — under U.S. GAAP	(379,876)	42,323	(85,046)	177,184
Other comprehensive (gain) loss	(19,847)	82,415	(314,677)	(52,446)

End of period — under U.S. GAAP	(399,723)	124,738	(399,723)	124,738

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

c)	Consolidated statements of shareholders’ equity under U.S. GAAP

	Capital	Cumulative	Value Assigned to	Total Shareholders
	Stock	Deficit	Stock Options	Equity
	$	$	$	$

Balance at September 30, 2001	43,118,759	(41,195,352)	—	1,923,407
Issue of shares:
Private placement	7,436,327	—	—	7,436,327
Exercise of warrants	983,571	—	—	983,571
Exercise of stock options	503,500	—	—	503,500
Share issue costs	(581,580)	—	—	(581,580)
Loss for the year	—	(3,249,737)	—	(3,249,737)

Balance at September 30, 2002	51,460,577	(44,445,089)	—	7,015,488

Issue of shares:
Private placement	1,384,000	—	—	1,384,000
Exercise of warrants	3,367,636	—	—	3,367,636
Exercise of stock options	2,851,802	—	—	2,851,802
Options granted to consultants	—	—	269,257	269,257
Loss for the year	—	(5,798,031)	—	(5,798,031)

Balance at September 30, 2003	59,064,015	(50,243,120)	269,257	9,090,152

Issue of shares:
Private placement	11,570,950	—	—	11,570,950
Exercise of warrants	4,051,600	—	—	4,051,600
Exercise of stock options	2,705,160	—	—	2,705,160
Options granted / vested	—	—	3,029,038	3,029,038
Warrants granted	(302,020)	—	302,020	—
Transfer of value on exercise of warrants	125,842	—	(125,842)	—
Transfer of value on exercise of stock options	181,652	—	(181,652)	—
Loss for the period		(8,887,553)	—	(8,887,553)

Balance at June 30, 2004	77,397,199	(59,130,673)	3,292,821	21,559,347

d)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property,

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

e)	Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

f)	Recent accounting developments

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

Western Silver Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company adopted the standard on October 1, 2003.

Western Silver Corporation

(formerly Western Copper Holdings Limited)
(an exploration stage company)

Consolidated Financial Statements
September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

December 16, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 11, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

(signed) Robert J. Gayton

Robert J. Gayton
Vice President Finance

(signed) Thomas C. Patton

Thomas C. Patton
President

Auditors’ Report

To the Shareholders of
Western Silver Corporation

We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards in Canada and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
November 14, 2003
(except as to note 12, which is as of December 16, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Consolidated Balance Sheets
As at September 30, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	2,744,038	4,119,804
Restricted cash and securities	—	348,821
Accounts receivable and prepaid expense	194,198	50,660

	2,938,236	4,519,285
Long-term investment (note 3)	267,092	267,092
Plant, property and equipment — net of accumulated depreciation of $43,613 (2002 - $43,073)	1,839	2,380
Mineral properties (note 4)	39,447,235	33,985,709

	42,654,402	38,774,466

Liabilities
Current liabilities
Accounts payable and accrued liabilities	871,567	2,675,524
Exploration commitments	—	348,821

	871,567	3,024,345

Shareholders’ Equity
Capital stock (note 5)
Authorized
100,000,000 common shares
Issued and outstanding
35,184,081 (2002 — 30,984,048)	59,064,015	51,460,577
Value assigned to stock options (note 5)	269,257	—
Deficit	(17,550,437)	(15,710,456)

	41,782,835	35,750,121

	42,654,402	38,774,466

Nature of operations (note 1)
Subsequent events (note 12)

Approved by the Board of Directors

(signed) Dale Corman	Director	(signed) Thomas C. Patton	Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

				Cumulative
				during
				exploration
	2003	2002	2001	stage
	$	$	$	$
General exploration expenditures	20,005	10,749	83,773	536,254
Write-off (recovery) of mineral properties (note 4)	329,503	(258,577)	8,075,116	9,141,685

	349,508	(247,828)	8,158,889	9,677,939

Administrative expenses
Accounting and legal	159,735	67,904	75,242	1,156,663
Capital taxes	9,551	—	—	58,135
Consulting	381,046	311,056	297,939	2,195,800
Depreciation	541	3,637	8,550	43,614
Filing and transfer fees	176,262	55,013	35,396	740,047
Foreign exchange	(26,569)	33,204	19,584	87,977
Miscellaneous	14,643	14,648	10,475	219,715
Office and administration	237,461	157,561	169,840	1,453,806
Promotion and travel	350,644	141,788	108,828	1,379,623
Stock-based compensation	269,257	—	—	269,257

	1,572,571	784,811	725,854	7,604,637

Loss before other income (expenses)	(1,922,079)	(536,983)	(8,884,743)	(17,282,576)

Other income (expenses)
Gain (loss) on sale of securities	—	6,626	(21,220)	(165,358)
Loss of associated company	—	—	—	(181,812)
Gain on sale of mineral properties	—	—	—	370,849
Interest income	82,098	19,997	4,617	383,259

	82,098	26,623	(16,603)	406,938

Loss for the year	(1,839,981)	(510,360)	(8,901,346)	(16,875,638)
Deficit — Beginning of year	(15,710,456)	(15,200,096)	(6,298,750)	—
Interest and foreign exchange on convertible loan	—	—	—	674,799

Deficit — End of year	(17,550,437)	(15,710,456)	(15,200,096)	(17,550,437)

Basic and diluted loss per common share	(0.06)	(0.02)	(0.39)	—

Weighted average number of common shares outstanding	33,087,922	27,086,487	23,066,194	—

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

				Cumulative
				during
	2003	2002	2001	exploration stage
	$	$	$	$
Cash flows provided by (used in)
Operating activities
Loss for the year	(1,839,981)	(510,360)	(8,901,346)	(16,875,638)
Items not affecting cash
Write-off (recovery) of mineral properties	329,503	(258,577)	8,075,116	9,141,685
Depreciation	541	3,637	8,550	43,614
Gain on sale of mineral property	—	—	—	(396,969)
Equity in loss of associated company	—	—	—	181,812
Stock-based compensation	269,257	—	—	269,257
(Gain) loss on sale of securities	—	(400)	21,220	248,977

	(1,240,680)	(765,700)	(796,460)	(7,387,262)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(143,538)	(37,344)	(6,043)	(194,198)
Accounts payable and accrued liabilities	44,743	(111,578)	(19,459)	179,949

	(1,339,475)	(914,622)	(821,962)	(7,401,511)

Financing activities
Shares issued for cash — net of issue costs	7,603,438	8,341,818	1,940,956	39,262,966
Special warrants — net	—	—	—	1,586,591

	7,603,438	8,341,818	1,940,956	40,849,557

Investing activities
Long-term investment	—	16,400	(15,420)	(97,800)
Property, plant and equipment	—	(2,702)	—	(45,453)
Mineral properties	(5,791,029)	(4,421,638)	(2,920,747)	(37,021,553)
Accounts payable and accrued liabilities	(1,848,700)	1,063,112	1,825,206	691,618
Proceeds on sale of mineral property	—	—	—	1,411,285
Repayment of debt	—	—	—	(1,428,879)
Proceeds on sale of long-term investments	—	—	—	1,883,644
Issuance of debt	—	—	—	3,903,130
Exploration commitments	(348,821)	348,821	—	—
Restricted cash and securities	348,821	(348,821)	—	—

	(7,639,729)	(3,344,828)	(1,110,961)	(30,704,008)

(Decrease) increase in cash and cash equivalents	(1,375,766)	4,082,368	8,033	2,744,038
Cash and cash equivalents — Beginning of year	4,119,804	37,436	29,403	—

Cash and cash equivalents — End of year	2,744,038	4,119,804	37,436	2,744,038

Supplemental cash flow information
Non-cash financing and investing activities
Mineral property costs included in accounts payable written off against income and deferred costs	—	706,577	—	—
Mineral properties acquisitions for non cash consideration	—	—	—	(12,581,683)
Share issuances for non cash consideration and debt repayment	—	—	—	19,801,049
Investments acquired for non cash	—	—	—	(2,483,725)
Foreign exchange and interest on convertible loan charged directly to deficit	—	—	—	(674,799)

	—	706,577	—	4,060,842

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	Common shares				Value
					assigned to	Total
			Share	Cumulative	stock	shareholders'
	Number of shares	Amount $	subscription $	deficit $	options $	equity $
Balance — September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	—	34,879,053
During the year ended September 30, 2001
Issue of shares
Private placements	2,040,667	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	—	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	—	(8,901,346)	—	(8,901,346)

Balance — September 30, 2001	24,143,045	43,118,759	—	(15,200,096)	—	27,918,663

During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	—	—	—	7,436,327
Exercise of warrants	736,375	983,571	—	—	—	983,571
Exercise of stock options	413,500	503,500	—	—	—	503,500
Share issue costs	—	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	—	(510,360)	—	(510,360)

Balance — September 30, 2002	30,984,048	51,460,577	—	(15,710,456)	—	35,750,121
During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	—	—	—	1,384,000
Exercise of warrants	2,303,417	3,367,636	—	—	—	3,367,636
Exercise of stock options	1,481,000	2,851,802	—	—	—	2,851,802
Options granted to consultants	—	—	—	—	269,257	269,257
Loss for the year	—	—	—	(1,839,981)	—	(1,839,981)

Balance — September 30, 2003	35,184,081	59,064,015	—	(17,550,437)	269,257	41,782,835

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

1	Nature of operations

Western Silver Corporation (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its private placement subsequent to the year-end (note 12), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2	Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below. All material intercompany transactions and balances have been eliminated.

Western Copper International Ltd. (BVI)
WCI (Peñasquito) Limited (BVI)
Minera Peñasquito, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
Minera Faja de Plata, S.A. de C.V. (Mexico)
WCI (Geronimo) Limited (BVI)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
Minera Western Copper, S.A. de C.V. (Mexico)
Carmacks Copper Ltd.
Western Copper Holdings Inc. (United States)

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, property and equipment

Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the year and that the company will use these proceeds to purchase its common shares at their average market price during the year.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

The company’s foreign subsidiaries are considered to be integrated operations and as a result they maintain their records in Canadian dollars.

Stock-based compensation plans

Effective October 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after October 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the company has elected not to follow the fair value based method of accounting for stock options. As a result, the company discloses in note 5(c) the pro forma effect of accounting for stock options granted to employees and directors subsequent to October 1, 2002 using the fair value based method.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3	Long-term investment

	2003
		Net book	Market
	Number of shares	value $	value $
Quaterra Resources Inc.
Shares	1,498,460	267,092	352,138

	2002
		Net book	Market
	Number of shares	value $	value $
Quaterra Resources Inc.
Shares	1,498,460	267,092	89,908

The holding of Quaterra Resources Inc. (Quaterra) shares has been accounted for as a long-term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

The company has officers and directors in common with Quaterra.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

4	Mineral properties

		Costs	Disposition/		Costs	Disposition/
	Total costs to	incurred	write-offs	Total costs to	incurred	write-offs	Total costs to
	September 30,	during	during	September 30,	during	during	September 30,
	2001 $	2002 $	2002 $	2002 $	2003 $	2003 $	2003 $
Mexico
Faja de Plata
Peñasquito
Acquisition	11,202,506	1,428,260	—	12,630,766	1,241,246	—	13,872,012
Exploration	1,441,174	2,145,406	—	3,586,580	3,444,320	—	7,030,900
San Jeronimo
Acquisition	561,994	71,801	—	633,795	7,959	—	641,754
Exploration	989,130	13,441	—	1,002,571	56,918	—	1,059,489
Ramos	2,121,882	150,062	(448,000)	1,823,944	444,229	—	2,268,173

	16,316,686	3,808,970	(448,000)	19,677,656	5,194,672	—	24,872,328

El Salvador
Acquisition	1,775,608	114,064	—	1,889,672	—	—	1,889,672
Exploration
El Salvador	2,424,236	—	—	2,424,236	—	—	2,424,236
San Nicolas	3,556,152	438,373	—	3,994,525	317,570	—	4,312,095
Tamara	1,805,489	43,770	—	1,849,259	—	—	1,849,259

	9,561,485	596,207	—	10,157,692	317,570	—	10,475,262

Almoloya
Acquisition	—	—	—	—	25,443	—	25,443
Exploration	—	3,859	—	3,859	36,161	—	40,020

	—	3,859	—	3,859	61,604	—	65,463

El Pirul
Acquisition	9,483	1,584	—	11,067	6,300	(17,367)	—
Exploration	107,796	10,996	—	118,792	156,772	(275,564)	—

	117,279	12,580	—	129,859	163,072	(292,931)	—

Naranjo
Exploration	16,621	22	—	16,643	19,929	(36,572)	—

Bacanora
Acquisition	—	—	—	—	3,555	—	3,555
Exploration	—	—	—	—	30,627	—	30,627

	—	—	—	—	34,182	—	34,182

Canada
Carmacks
Acquisition	4,000,000	—	—	4,000,000	—	—	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	5,791,029	(329,503)	39,447,235

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)	Faja de Plata

i)	Peñasquito

Effective June 28, 2001, the company’s interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

The company negotiated a deferral of the remaining Peñasquito property payments. The new terms required payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003 (paid). These payments represent the major portion of the total Peñasquito acquisition costs incurred during years 2002 and 2003, respectively.

The company resumed exploration of the Peñasquito property in fiscal 2002. Considerable exploration work occurred at Peñasquito during the current period, with the majority being conducted on the Chile Colorado zone. This work led to the preparation of a scoping study based on the Chile Colorado zone. Exploration expenditures were also incurred on the Peñasco, La Palma and El Sotol areas of the Peñasquito property.

Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty capped at US$5 million on 100 hectares centered on Peñasco.

ii)	San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000. Apex is meeting its obligations under this agreement. Apex earns an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii)	Ramos

Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective and will be carrying out a drilling program in 2004.

A former director of the company is an officer of Teck Cominco.

b)	El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western agreed with Minera Teck, to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2003, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

Future funding will be on a Minera Teck 65% — Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002 and 2003. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)	Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During the year, Anglo decided to abandon the project. The company has therefore taken title to all the property included in the joint venture.

d)	Carmacks Copper Project

In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

e)	El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in the state of Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company operated a jointly funded US$200,000 exploration program, which would be completed in three stages, consisting of data evaluation, geophysics and drilling.

The exploration program was completed in fiscal 2003. Both parties have decided to abandon the property and the costs associated with the property were therefore written off during the year.

f)	Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until a number of invalid contiguous claims were declared open for staking. As these claims did not become available, the company has decided to drop the property. Accordingly, the costs associated with this project were written off during the year.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

5	Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance at September 30, 2000	22,102,378	41,077,803

Pursuant to private placements	2,040,667	2,040,956

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

a)	The following summarizes the issuance of capital stock during the year ended September 30, 2003:

•	The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

•	The company received $2,851,802 from the exercise of 1,481,000 share purchase stock options at exercise prices ranging from $1.00 to $3.28 per share purchase stock option.

•	The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)	Share purchase warrants

A summary of the company’s warrants outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	September 30,	price	September 30,	price	September 30,	price
	2003		$2002		$2001	$
Balance outstanding - Beginning of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98
Issued	23,077	0.80	3,173,381	1.67	1,686,667	1.74
Exercised	(2,303,417)	1.43	(736,375)	1.34	—	—
Cancelled/expired	—	—	(299,998)	2.00	(373,149)	1.96

Balance outstanding and exercisable - End of year	2,070,000	2.31	4,350,340	1.80	2,213,332	1.80

Share purchase warrants outstanding and exercisable as of September 30, 2003 are as follows:

	Warrants
	outstanding and
	exercisable at	Average remaining
Exercise price	September 30,	contractual life
	$2003	(years)
1.00 - 1.50	805,000	0.43
1.60 - 2.00	461,000	0.68
3.15 - 4.00	804,000	0.80

	2,070,000	0.63

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)	Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. The directors may grant stock options up to a maximum term of 5 years. As at September 30, 2003, 3,205,500 options were outstanding and an additional 95,000 options were available for granting under the plans.

A summary of the company’s options outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	September 30,	price	September 30,	price	September 30,	price
	2003		$2002		$2001	$
Balance outstanding — Beginning of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94
Granted	575,000	3.64	2,225,000	1.28	530,000	2.00
Exercised	(1,481,000)	1.93	(413,500)	1.22	—	—
Cancelled/expired	—	—	(295,000)	2.00	(155,000)	1.43

Balance outstanding — End of year	3,205,500	1.92	4,111,500	1.68	2,595,000	1.98

At as September 30, 2003, 3,130,000 options were exercisable at a weighted average exercise price of $1.88. All options outstanding were exercisable as at September 30, 2002 and 2001.

	Options
	outstanding at	Average remaining
Exercise price	September 30,	contractual life
	$2003	(years)
1.00 - 1.50	1,555,500	3.44
2.00	1,015,000	1.38
3.10 - 4.33	635,000	4.17

	3,205,500	2.93

Pursuant to the new CICA standard on accounting for stock-based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro forma information. The company also granted 165,000 options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model with the following assumptions as at September 30, 2003:

Average risk-free interest rate	3.7%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	3.5

The pro forma effect on net loss and loss per share for the year ended September 30, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$
Net loss for the year
Reported	(1,839,981)
Stock-based compensation	(835,819)

Pro forma	(2,675,800)

Basic and diluted loss per share
Reported	0.06
Pro forma	0.08

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

6	Related party transactions

a)	Included in accounts payable and accrued liabilities is $4,835 (2002 — $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b)	Included in accounts receivable is $132,136 (2002 — $23,063) owed by companies with common directors.

c)	During the year ended September 30, 2003, the company incurred:

i)	$72,000 (2002 — $72,000; 2001 — $72,000) in charges for administrative services and rent from a company controlled by a director

ii)	$11,625 (2002 — $4,115; 2001 — $6,149) in legal expenses from a legal firm in which a director practises as a partner

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

iii)	fees totalling $382,938 (2002 — $318,835; 2001 — $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

d)	All other related party transactions are disclosed elsewhere in these consolidated financial statements.

7	Income taxes

As at September 30, 2003, the company has accumulated non-capital losses available for carry-forward of approximately $3,820,000, which will expire between 2004 and 2010. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available for reduction of future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

a)	The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2003 $	2002 $
Statutory tax rate	37.62%	39.62%

Loss for the year	(1,839,981)	(510,360)

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(692,201)	(202,205)
Non-deductible items	3,699	668
Difference between Canadian and foreign tax rates	25,313	954
Losses for which no income tax benefit has been recognized	663,189	200,583

	—	—

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)	The significant components of the company’s future tax assets are as follows:

	2003 $	2002 $
Future income tax assets
Mineral property interests	1,667,084	1,658,555
Operating loss carry-forward	1,375,632	696,126
Other	13,732	13,540

Benefit from losses	3,056,448	2,368,221
Valuation allowance for future tax assets	(3,056,448)	(2,368,221)

	—	—

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

8	Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the years ended September 30, 2003, 2002 and 2001 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic location are as follows:

	2003 $	2002 $
Canada	4,268,931	4,269,472
Mexico	35,447,235	29,985,709

	39,716,166	34,255,181

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

9	Financial instruments

a)	Fair value

The fair values of cash and cash equivalents, accounts receivable, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company’s long-term investment will fluctuate with market prices. The fair market value of the long-term investment is greater than cost by $85,046 at September 30, 2003 (2002 — $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)	Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10	Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The Plan expired in February 2003.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

11	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)	Consolidated balance sheets

	2003 $	2002 $	2001 $
Long-term investment — under Canadian GAAP	267,092	267,092	283,092
Unrealized gain (loss)	85,046	(177,184)	16,815

Long-term investment — under U.S. GAAP	352,138	89,908	299,907

Mineral properties — under Canadian GAAP	39,447,235	33,985,709	30,012,071
Cumulative exploration expenditures written off under U.S. GAAP (c)	(32,777,729)	(28,557,449)	(26,012,071)

Mineral properties — under U.S. GAAP	6,669,506	5,428,260	4,000,000

Shareholders’ equity — under Canadian GAAP	41,782,835	35,750,121	27,918,663
Measurement differences
Deficit — under Canadian GAAP	17,550,437	15,710,456	15,200,096
Deficit — under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)

Shareholders’ equity — under U.S. GAAP	9,090,152	7,015,488	1,923,407

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)	Consolidated statements of loss and deficit

	2003 $	2002 $	2001 $	Cumulative during exploration stage
Loss for the year — under Canadian GAAP	1,839,981	510,360	8,901,346	16,875,638
Exploration expenditures for the year (c)	4,549,783	2,993,378	2,894,079	41,919,414
Interest and foreign exchange on convertible loan	—	—	—	674,799
Exploration costs written off during the year that would have been expensed in the year incurred	(329,503)	(448,000)	(172,560)	(9,141,685)

Loss for the year — under U.S. GAAP	6,060,261	3,055,738	11,622,865	50,328,166
Unrealized (gain) loss on available-for-sale securities (d)	(262,230)	193,999	(146,816)	(85,046)

Comprehensive loss — under U.S. GAAP	5,798,031	3,249,737	11,476,049	50,243,120

Loss per common share before comprehensive income — under U.S. GAAP	0.18	0.11	0.50

Deficit — under U.S. GAAP — Beginning of year	44,445,089	41,195,352	29,719,303
Comprehensive loss — under U.S. GAAP	5,798,031	3,249,737	11,476,049

Deficit — under U.S. GAAP — End of year	50,243,120	44,445,089	41,195,352

Accumulated other comprehensive loss (gain)
Beginning of year — under U.S. GAAP	177,184	(16,815)	130,001
Other comprehensive (gain) loss	(262,230)	193,999	(146,816)

End of year — under U.S. GAAP	(85,046)	177,184	(16,815)

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)	Consolidated statement of shareholder’s equity

					Total
		Share	Cumulative	Value assigned	shareholders
	Capital stock $	subscriptions $	deficit $	to stock options $	equity $

Balance at September 30, 2000	41,077,803	100,000	(29,719,303)	—	11,458,500
				—	—
Issue of shares					—
Private placement	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	(11,476,049)	—	(11,476,049)

Balance at September 30, 2001	43,118,759	—	(41,195,352)	—	1,923,407

Issue of shares Private placement	7,436,327	—	—	—	7,436,327
Exercise of warrants	983,571	—	—	—	983,571
Exercise of stock options	503,500	—	—	—	503,500
Share issue costs	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	(3,249,737)	—	(3,249,737)

Balance at September 30, 2002	51,460,577	—	(44,445,089)	—	7,015,488

Issue of shares Private placement	1,384,000	—	—	—	1,384,000
Exercise of warrants	3,367,636	—	—	—	3,367,636
Exercise of stock options	2,851,802	—	—	—	2,851,802
Options granted to consultants	—	—	—	269,257	269,257
Loss for the year	—	—	(5,798,031)	—	(5,798,031)

Balance at September 30, 2003	59,064,015	—	(50,243,120)	269,257	9,090,152

d)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

e)	Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

f)	Recent accounting developments

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on October 1, 2004.

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

12	Subsequent events

Effective December 16, 2003, the company announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter’s option for an additional 400,000 common shares, all sold at an issue price of $5.15 each. The underwriter’s option was increased from 10% to 20% in response to additional demand. The agents have received 240,000 agent’s warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

A portion of the proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Peñasquito district. The company is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at Peñasco, El Sotol, and La Palma discoveries.